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January 31, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Jordan Nimitz

Tim Buchmiller

Re:	Boon Industries, Inc. Registration Statement on Form 10-12G Filed December 13, 2021 File No. 000-56325

Ladies and Gentlemen:

On behalf of our client, Boon Industries, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 7, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form 10 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 thereto with this response letter. In this letter, we have recited the Staff’s comments in italicized, bold type, followed by Company’s response.

A Pennsylvania Limited Liability Partnership

California Colorado Connecticut Delaware District of Columbia Florida
Illinois Minnesota Nevada New Jersey New York Pennsylvania Texas

U.S. Securities and Exchange Commission

January 31, 2022

Agriculture Vertical, page 5

1.       Please expand your disclosure regarding your distribution agreement with C Group to include the duration of the agreement and the termination provisions.

The Company has added disclosure on page 5 of the Registration Statement regarding the term and termination provisions of the distribution agreement with C Group.

Competition, page 7

2.       Please expand your disclosure to connect how a greater parts per million concentration and greater dilution support your claims that your product is “unique,” “non-toxic” and “eco-friendly.”

The Company has revised its disclosure throughout the Registration Statement to eliminate claims that its products are unique.

Executive Compensation, page 16

3.       Please update to provide executive compensation disclosure for the fiscal year ended December 31, 2021. See Item 402(m) of Regulation S-K.

The Company has added executive compensation disclosure for the for the fiscal year ended December 31, 2021 to the Registration Statement.

Recent Sales of Unregistered Securities, page 23

4.       For the convertible promissory notes issued subsequent to September 30, 2021, please disclose the conversion rate of those notes.

The Company has added disclosure on page 22 of the Registration Statement with respect to the conversion rate of the notes issued subsequent to September 30, 2021.

Interim Financial Statements
Statement of Cash Flows, page F-4

U.S. Securities and Exchange Commission

January 31, 2022

5.       Please separately present the amortization of capitalized license fees, consistent with the presentation on page F-27.

The Company has revised the Statement of Cash Flows on page F-4 to separately present the amortization of capitalized license fees.

Note 7 - Preferred Stock, page F-20

6.       We note you valued the 300,000 shares of Series A Preferred Stock issued on April 15, 2021 at $3,000,000. Please disclose the methodology for valuing this transaction at $3,000,000, as well as the significant assumptions underlying this valuation.

Pursuant to the Certificate of Designation of the Company’s shares of Series A Preferred Stock (i) each share of Series A Preferred Stock has a Stated Value of $10.00 per share, (ii) upon a liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock are entitled to $10.00 per share, and (iii) each share of shares of Series A Preferred Stock may be converted into a number of shares of common stock equal to $10.00 divided by the closing market price of the common stock on the day of conversion. Accordingly, based on a value of $10.00 per share, the 300,000 shares of Series A Preferred Stock issued on April 15, 2021 had an aggregate value of $3,000,000.

Audited Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies, page F-29

7.       We note that on March 02, 2020, the Board of Directors determined in the best interest of Boon Industries, Inc. to no longer own its subsidiary Leaf of Faith Beverage Merger Sub, Inc. and that the Board executed resolutions to this effect. Please disclose with more detail the transaction that resulted in the disposition of the Leaf of Faith Beverage Merger Sub, Inc. on the same date as its acquisition and the related accounting for this transaction.

Because the Company has not taken all required corporate action to dissolve Leaf of Faith Beverage Merger Sub, Inc., the Company has removed the disclosure regarding the disposition of this subsidiary, which remains in existence, albeit without any assets or operations.

8.       In response to prior comment 13 you set forth that you made substantial changes to your accounting for these transactions. Please provide the disclosures required by ASC 250-10-50-7 through 50-9 related to the correction of an error, and label your financial statements

U.S. Securities and Exchange Commission

January 31, 2022

as restated, as appropriate. In addition, provide the correction of an error disclosures related to the recording of your derivative liability in response to prior comment 18. Lastly, please revise the cash flows from investing activities in the interim financial statements, consistent with your response to prior comment 13.

Under Note 1 “Basis of Presentation and Summary of Significant Accounting Policies” to its annual financial statements, the Company has added disclosure regarding the amendments to its previously reported annual financial information, on Pages F-30 and F-31 of the Registration Statement, to conform with required disclosures by ASC 250-10-50-7 through 50-9. The Company has also labeled its financial statements “Restated”.

The Company included a note under “revision to financial statements” in page F-31 of its Registration Statement for its annual financial statements to disclose the non-material correction of its statement of cash flow to appropriately disclose certain transactions as non-cash financing transactions in the supplemental disclosures of cash flow information.

The Company amended the cash flow from investing activities in the interim financial statements in page F-4 of the Registration Statement to (a) remove its previously disclosed cash flow from investing to non-cash financing in the supplemental disclosures of cash flow information, as such transaction did not involve exchange of cash consideration, and (b) disclose separately the amortization of its capitalized licensing fees pursuant to the exclusive licensing and distribution agreement.

9.       Please expand your disclosure to discuss the organizational and business history of Matrix of Life Tech Trust, your predecessor entity.

The Company has expanded its disclosure in Note 1 and elsewhere in the Registration Statement to provide a brief discussion of the organizational and business history of Matrix of Life Tech Trust.

Revenue Recognition, page F-34

10.       We have reviewed your revised disclosure in response to prior comment 15 and have the following comment. Please expand your revenue recognition policy to address with more specificity how you recognize revenue for your products and services. That is, revise to address with detail the application of ASC 606 to the specific facts and circumstances for each of your revenue streams.

U.S. Securities and Exchange Commission

January 31, 2022

The Company has added disclosure on page F-13 and F-36 of the Registration Statement regarding the recognition of revenue pursuant to ASC 606.

Note 4 - Convertible Note Payable, page F-37

11.       We note your revised disclosure in response to prior comment 19. Please disclose if the notes under default are recorded at the 150% default amount.

The Company has not recorded the notes under default at the 150% default amount since (i) it was not considered probable that such feature will be triggered by the lenders pursuant to ASC 450 – Contingencies given current relationship with lenders, (ii) the Company has not received any default notice to date from its lenders. The Company revised its disclosures on pages F-20 and F-40 consistent with the foregoing.

Note 10 - Commitments and Contingencies, page F-42

12.       We have reviewed your revised disclosure in response to prior comment 21. Please disclose (i) whether the amount assigned to your May 13, 2020 transaction is based on the fair value of the consideration given or the fair value of the assets acquired, (ii) the methodology used to determine the value, and (iii) the significant assumptions underlying the value. Refer to ASC 805-50-30-2 regarding (i).

The $3,000,000 amount assigned to the May 13, 2020 transaction was based solely on the express provisions of Section 4 of the Exclusive Distribution and Licensing Agreement with C Group, which provided that:

“The Supplier and Boon Industries Inc. acknowledge that upon consummation of the transaction contemplated hereunder said Agreement, Supplier will assign the License, and provide the manufactured product, valued at Three Million Dollars ($3,000,000). As consideration for the Licensing Fee during a 5 year term. Boon Industries Inc. shall issue, or cause to be issued Three Hundred Thousand (300,000) shares of Series A Preferred Stock (“Shares”) at a value of $10 per share.”

No objective criteria or formal metrics was used in arriving at the amounts provided for in this agreement.

U.S. Securities and Exchange Commission

January 31, 2022

Management reviewed the definition of a business as promulgated by Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2017-01, clarifying the definition of a business, and concluded that an input and a substantive process were not present to be a business, and the transaction was accordingly accounted for as an asset acquisition.

Note 11 - Subsequent Events, page F-58

13.       We note your response to our prior comment 11. Please revise your descriptions of the Daren Correll contractor agreement, the Eaucentrix Exclusive License Agreement, and the Integrity Media Agreement to include the termination provisions for each agreement. Please also explain your basis for why the Integrity Media Agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

The Company has expanded its descriptions of the Daren Correll contractor agreement, the Eaucentrix Exclusive License Agreement, and the Integrity Media Agreement to include the termination provisions for each agreement. In addition, the Company has filed the agreement with Integrity Media as Exhibit 10.14 to the Registration Statement.

14.       We also note that you removed your statement that “In addition, the Company will pay Eaucentrix a royalty of 5% of commercial sales that contain the Proprietary Formula, which includes the processes, methods, compositions, tools, and equipment useful for formulating, processing and producing a chlorine dioxide product.” Please replace that statement in the disclosure, as royalty rates are material to investors.

The Company has revised the Registration Statement to disclose the 5% royalty payable to Eaucentrix.

Very truly yours,

/s/ Zev M. Bomrind

Zev M. Bomrind

cc:	Justin Gonzalez